Exhibit 12

Bank of Hawaii Corporation and Subsidiaries

Statement Regarding Computation of Ratios

		Three Months Ended March 31,
(dollars in thousands)		2006		2005
Earnings:
1.	Income Before Income Taxes	$71,195		$72,110
2.	Plus: Fixed Charges Including Interest on Deposits	33,201		19,500
3.	Earnings Including Fixed Charges and Including Interest on Deposits	104,396		91,610
4.	Less: Interest on Deposits	19,633		11,604
5.	Earnings Excluding Interest on Deposits	$84,763		$80,006

Fixed Charges:
6.	Fixed Charges Including Interest on Deposits	$33,201		$19,500
7.	Less: Interest on Deposits	19,633		11,604
8.	Fixed Charges Excluding Interest on Deposits	$13,568		$7,896

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)		3.1	x	4.7	x
Excluding Interest on Deposits (Line 5 divided by Line 8)		6.2	x	10.1	x